

WHITE PAPER | JUNE 1, 2022

Balancing Quality With Valuation: Breaking Down Our Equity Income Approach

Chris Godby, CFA
Senior Research Analyst

Bill Jung, CFA
Senior Research Analyst

Charles Rinehart, CFA, CAIA
Chief Investment Officer

Eric Bachus, CFA
Associate Portfolio Manager

Brian Kute, CFA
Director of Research

Bryan Andress, CFA
Senior Research Analyst

Balancing Quality with Valuation: Breaking Down Our Equity Income Approach

The Great Financial Crisis of 2007 – 2008 was a historic test of the financial system that drove central banks around the globe to pursue unprecedented monetary policy. The subsequent low-interest rate environment led investors to seek alternative income streams to meet their return requirements. As a result, equity income strategies with the ability to pay reliable dividends emerged as a valuable tool to meet portfolio objectives. However, not all equity income funds are created equal – managers take considerably different paths when constructing portfolios. Most equity income funds are categorized as value by Morningstar's equity style box. We believe these funds take a value approach primarily due to low multiple stocks producing higher dividend yields. However, our research indicates that the lowest multiple stocks (which we refer to as "pure value") require sacrifices in quality that are impediments to long-term outperformance and capital preservation requirements.

In contrast to a pure value style, the Johnson Equity Income Fund takes a balanced approach to evaluating quality and valuation. Make no mistake, valuation is a significant consideration when making portfolio decisions. We perform rigorous valuation analysis primarily using discounted cash flow models and maximize margin of safety when choosing an entry point. That said, we also have strict quality standards, focusing on mature companies with solid profitability, high fundamental stability, and strong balance sheets. Our process results in a portfolio that seeks to provide robust downside protection in volatile markets and to perform well relative to peers across a complete market cycle.

Understanding Pure Value's Strengths and Limitations

While the Johnson Equity Income Fund's philosophy balances quality and value, most of our peers[1] take a pure value approach. Within the Lipper Equity Income universe, 87% of the top 30 funds by AUM are classified as value by Morningstar, while our fund is categorized as a blend (figure 1). The most distinctive attributes of these value-tilted funds are a low price-to-earnings ratio and a high dividend yield.

[1] *Peers defined as the Lipper equity income universe as of 12/31/2021.*

Figure 1 – Morningstar Style of Lipper Equity Income Peers


MORNINGSTAR STYLE:
ALL LIPPER PEERS
Blend, 21.7%
Growth, 1.7%
Value, 76.7%
Value
Growth
Blend
MORNINGSTAR STYLE:
TOP 30 LIPPER PEERS BY AUM
Blend, 13.3%
Value, 86.7%
Value
Blend

Source: Morningstar. Data as of 12/31/2021. Please see disclosures at the end of the paper.

We believe the primary benefit of a pure value approach is a higher dividend yield. Yield is an important consideration when examining stocks, but the market's least expensive companies are often cheap for a reason. One such issue is increased susceptibility to problems when macroeconomic conditions deteriorate. Pure value companies often fall into cyclical industries, a view that is supported by comparing value stocks to swings in economic data. When the J.P. Morgan Global Manufacturing Purchasing Managers' Index (PMI)™ declines month over month, pure value stocks tend to underperform the universe substantially (figure 2).

Pure value stocks tend to underperform substantially when global PMI is declining month over month

Figure 2 – Excess Return of a Pure Value Approach During Up & Down Macro Environments


EXCESS RETURN OF PURE VALUE DURING
UP & DOWN MACRO ENVIRONMENTS
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
PMI Up M/M
PMI Down M/M

Source: FactSet, Bloomberg, IHS Markit J.P. Morgan Global Manufacturing PMI™. We define pure value stocks as the cheapest quintile of stocks as determined by a multi-factor ranking of commonly used valuation multiples. Average annualized excess return comparison is against an equal-weighted universe of Russell 1000 stocks. Data from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

Another drawback of pure value investing is lower fundamental stability, which we believe is primarily due to the macro-cyclical tilt discussed above. Our philosophy emphasizes building a portfolio that we believe will remain resilient when market conditions weaken. Stable and consistent operating results are a hallmark of the quality companies we seek, and the market's cheapest stocks often don't exhibit that attribute. Measuring in standard deviation, we've observed that pure value stocks tend to have more volatile sales growth, earnings growth, operating cash flow, and ROIC versus the universe's median (figure 3).

Figure 3 – Fundamental Stability: Cheapest Quintile Median Standard Deviation vs. Universe Median Standard Deviation



FUNDAMENTAL STABILITY: STANDARD DEVIATION OF SELECTED FACTORS, CHEAPEST QUINTILE VS. UNIVERSE MEDIAN

Source: FactSet. Sales growth, EPS growth, and OCF growth standard deviations look back at the preceding 12-quarters while ROIC looks at the preceding 3-years on an annual basis. The cheapest stock quintiles are based on a multi-factor ranking that utilizes commonly used valuation multiples. Data from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

Based on this data, we believe that higher macro-cyclicality and lower fundamental stability are significant limitations of a pure value approach. Further analysis supports this thesis: we examined how the cheapest stocks on common multiples have traded over time and found they tend to underperform meaningfully during down markets (figure 4). This research supports our view that while prioritizing value over quality would increase our yield and reduce our multiples, it would increase portfolio volatility and compromise our ability to provide downside protection.

Figure 4 – Excess Return of the Cheapest Quintile of Common Valuation Multiples During Down Markets


EXCESS RETURN OF THE CHEAPEST MULTIPLE STOCKS DURING DOWN MONTHS
0.0%
-2.5%
-5.0%
-7.5%
Forward P/S
Trailing P/OCF
Trailing P/B
Forward EV/EBITDA
Forward P/E
Trailing EV/EBIT
Trailing P/FCF

Source: FactSet. Average annualized excess return is shown for the cheapest quintile versus an equal-weighted Russell 1000 universe from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

Regardless of the multiple, the cheapest stocks tend to underperform meaningfully during down months

Our Approach Balances Quality & Value

While we are always looking for attractively valued companies, we are firmly dedicated to managing risk for our clients. As a result, quality is central to our approach. We believe companies that achieve high returns on investment, demonstrate stable fundamentals, and possess strong balance sheets offer better returns and lower price volatility over the long run. By eliminating lower-quality companies from our investment universe, we avoid the volatility and cyclicality of pure value stocks and the unrealistic expectations of growth stocks. We introduce some of our core beliefs in this section, but will go into further depth in our upcoming "Quality: The Key to an All-Weather Equity Income Approach" white paper.

One of the first items we look for when examining quality is robust profitability, and our preferred measurement tool is cash flow return on invested capital (CFROIC). CFROIC assesses a firm's economic return on investment and is based on cash flow rather than net income, helping us sort through accounting noise. It is one of the most important metrics we use to help us evaluate whether a firm has a strong competitive advantage. Our research shows that high CFROIC stocks tend to outperform across the complete market cycle and that performance advantage is amplified during down markets (figure 5).

Figure 5 – Excess Return vs. Universe: 3-Year Average CFROIC



Source: FactSet. Average annualized excess returns for top and bottom quintile companies on 3-year average CFROIC versus an equal-weighted Russell 1000 universe from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

Beyond overall profitability levels, we also look at stability of profitability and other key fundamental metrics. High-quality companies that exhibit a sustainable competitive advantage not only have high levels of profitability, but also stable fundamentals. One way to examine this is by looking at the standard deviation of key metrics over time. Figure 6 uses standard deviation of sales growth, gross margin, and earnings before interest and taxes (EBIT) margin to illustrate the importance of stable fundamentals. The top quintile (lowest standard deviation) on each metric tends to outperform in all markets and especially during down markets, while the bottom quintile underperforms meaning-fully in all markets.

Figure 6 – Excess Return of the Top and Bottom Quintiles: 3-Year Standard Deviation of Key Fundamental Metrics in All Markets & Down Markets



Source: FactSet. Average annualized excess returns for top and bottom quintile companies on 3-year standard deviation of sales growth, GM margin %, and EBIT margin % versus an equal-weighted Russell 1000 universe from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

Incorporating a quality overlay into our equity income approach requires a more nuanced and longer-term approach to valuation. Rather than simply seeking out low multiple, pure value stocks that often sacrifice quality, we use discounted cash flow modeling as our primary valuation tool. We rigorously examine market expectations when setting model assumptions to determine whether they are reasonable, and we will not purchase a stock unless there is a compelling valuation opportunity.

If we identify a high-quality stock with insufficient valuation upside, we're comfortable waiting until an ideal buying opportunity presents itself. In fact, we've found that high-quality companies that meet our valuation discipline and are experiencing temporary price dislocations are attractive opportunities. Our research indicates that high-quality companies that were among the top quintile of worst-performing stocks over the preceding 3-months outperformed the universe by 2.4% on an average annualized basis thereafter. In stark contrast, low-quality stocks that were already underperforming tended to continue underperforming (figure 7).

Figure 7 – Excess Return of the Worst Performing Stocks over the Last 3-Months: High-Quality vs. Low-Quality



EXCESS RETURN OF WORST PERFORMING STOCKS OVER THE LAST 3-MONTHS: HIGH-QUALITY VS. LOW-QUALITY

Source: FactSet. Average monthly annualized excess return for the worst-performing quintile of stocks in the Russell 1000 over the preceding 3-months bucketed into high-quality and low-quality. Quality is defined as a multi-factor ranking of stocks emphasizing profitability, fundamental improvement, fundamental stability, and balance sheet strength. High-quality stocks are in the top quintile of the multi-factor quality ranking, while low-quality stocks are in the bottom quintile. Data from 12/31/2003 to 12/31/2021. Please see disclosures at the end of the paper.

The Johnson Equity Income Approach in Action

By balancing high-quality stocks with a strict valuation discipline, we construct a portfolio we believe is designed to perform well in challenging market environments and across complete market cycles. Given our focus on downside protection, we pay particular attention to recessions and historical crises that tend to pressure portfolios. Our relative performance (Johnson Equity Income Fund return less index return) has held up well when examining the S&P 500's ten worst quarters since our fund's December 2005 inception. On average, we outperformed low-quality stocks, key S&P 500 indices, Lipper Equity Income peers, and Morningstar Large Value and Blend universes (figure 8).

Figure 8 – Johnson Equity Income Fund Relative Performance versus Key Indices and Peer Groups During the Worst Quarters for the S&P 500 Since 2006

JOHNSON EQUITY INCOME FUND RELATIVE PERFORMANCE VS. KEY INDICES AND PEER GROUPS DURING THE WORST QUARTERS FOR THE S&P 500 SINCE 2006

QUARTER ENDING	LOW QUALITY	S&P 500	S&P 500 VALUE	LIPPER EQUITY INCOME PEERS	MORNINGSTAR LARGE VALUE	MORNINGSTAR LARGE BLEND
DEC 08	14.26%	2.16%	3.86%	0.37%	1.68%	2.25%
MAR 20	11.27%	-1.30%	4.32%	2.09%	5.78%	-0.13%
SEP 11	10.49%	1.28%	3.58%	1.32%	3.08%	2.31%
DEC 18	6.70%	2.52%	0.90%	-0.36%	1.71%	2.52%
JUN 10	0.10%	-0.63%	-0.61%	-1.27%	-0.71%	-0.79%
MAR 09	2.58%	-0.65%	4.25%	0.56%	0.29%	-2.41%
MAR 08	4.93%	3.34%	2.70%	2.33%	2.74%	2.98%
SEP 08	2.97%	5.30%	1.75%	4.39%	4.36%	6.10%
SEP 15	5.20%	-0.23%	1.44%	0.44%	1.56%	0.34%
DEC 07	10.05%	2.54%	4.43%	3.31%	3.62%	1.80%
AVERAGE	**6.86%**	**1.43%**	**2.66%**	**1.32%**	**2.41%**	**1.50%**

Our approach drove strong relative performance during the market's ten worst quarters

Source: FactSet, Zephyr, Morningstar. Chart compares relative performance for the Johnson Equity Income Fund (Johnson Equity Income Fund return less comparison return) to low-quality stocks, S&P 500, S&P 500 Value, Lipper Equity Income peers, the Morningstar Large Value universe, and the Morningstar Large Blend universe during the ten worst quarters for the S&P 500 since 2006 (Johnson Equity Income Fund inception). Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Quality is defined as a multi-factor ranking of stocks emphasizing profitability, fundamental improvement, fundamental stability, and balance sheet strength. Low-quality stocks are in the bottom quintile of a multi-factor ranking of an equal-weighted Russell 1000 universe. Please see disclosures at the end of the paper.

In addition to the market's ten worst quarters, we also compared our fund performance to pure value stocks and other key comparison benchmarks in all down months since 2006 to determine whether our balanced approach meets our objectives. In figure 9, the left chart shows our favorable down market excess return versus a multi-factor ranking of pure value stocks. Further, the right chart shows our robust downside capture versus our primary benchmark, the S&P 500, as well as the S&P 500 Value Index, Lipper Equity Income Peers, and Morningstar Large Value and Large Blend universes.

Figure 9 – Johnson Equity Income Fund Performance in Down Markets



Source: FactSet, Bloomberg, Zephyr, Morningstar. Excess return of Johnson Equity Income Fund in down markets vs. pure value is against an equal-weighted Russell 1000 universe. Pure value stocks are based on the cheapest quintile of stocks determined by a multi-factor ranking using common valuation multiples. Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Data from 12/31/2005 to 12/31/2021. Please see disclosures at the end of the paper.

In addition to our strong down market outperformance versus pure value, the Johnson Equity Income Fund has outperformed key peer universes (shown in figure 10) since fund inception. Further, while slightly underperforming the S&P 500 on an absolute basis, our higher Sharpe ratio indicates better risk-adjusted returns. The Fund's robust performance versus peers earned our team the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" in 2020 and "Best Fund over 5 Years" in 2021 in the Equity Income category[2].

Figure 10 – Johnson Equity Income Fund Annualized Total Return and Sharpe Ratio versus Key Comparisons

Since inception, the Johnson Equity Income Fund has outperformed peers on a total return basis and generated a superior Sharpe ratio than the S&P 500



Source: FactSet, Bloomberg, Zephyr, Morningstar. Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Risk free rate in Sharpe ratio calculation equal to 1.09%. Data from 12/31/2005 to 12/31/2021. Please see disclosures at the end of the paper.

Conclusion

Equity income fund managers take significantly different approaches when building a portfolio. The vast majority of our peers tilt toward a pure value approach, which exposes them to weaker performance in down markets, higher fundamental volatility, and increased cyclicality. In contrast, the Johnson Equity Income Fund balances a high-quality focus with valuation discipline, helping us avoid the limitations of a pure value fund. By investing in quality companies with high profitability, stable fundamentals, strong balance sheets, and reasonable valuations, we can offer a fund structured to stand out in down markets that also seeks to outperform our equity income peer group over complete market cycles.

[2] *The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.*



JOHNSON
ASSET MANAGEMENT

DISCLOSURES & KEY TERMINOLOGY

Certain economic and market information contained herein has been obtained from published sources prepared by other parties, which in certain cases has not been updated through the date of the distribution of this paper. While such sources are believed to be reliable for the purposes used herein, Johnson does not assume any responsibility for the accuracy or completeness of such information. Further, no third party has assumed responsibility for independently verifying the information contained herein and accordingly no such persons make any representations with respect to the accuracy, completeness or reasonableness of the information provided herein. Unless otherwise indicated, market analysis and conclusions are based upon opinions or assumptions that Johnson considers to be reasonable.

There is no guarantee that the investment objectives will be achieved. Moreover, past performance is not indicative nor a guarantee of future results.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at https://www.johnsoninv.com/mutualfunds/documents. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Information about indices is provided to allow for certain comparisons of the relevant Johnson Equity Income Fund strategy to that of certain well known and widely-recognized indices. Such information is included to show the general trend in the markets during the periods indicated and is not intended to imply that the holdings of the relevant fund were similar to the indices, either in composition or risk profile. Such indices are not actively managed and therefore do not have transaction costs, management or performance fees or other operational expenses. The investment program of the fund is not restricted to the securities comprising such indices and allows for, among other things, the use of leverage, short selling and the use of derivatives. The funds' portfolios may not be as diversified as such indices and the volatility of indices may be materially different from the volatility of the funds. Definitions for the indexes utilized in this document set out below.

DISCLOSURES & KEY TERMINOLOGY, continued

Lipper Equity Income Universe *is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.*

Morningstar Large Value Funds *invest in stocks of large U.S. companies that are less expensive or growing more slowly than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. Value is defined based on low valuations (low price ratios and high dividend yields) and slow growth (low growth rates for earnings, sales, book value, and cash flow).*

Morningstar Large Blend Funds *are representative of the overall U.S. stock market in size, growth rates, and price. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios tend to invest across the spectrum of U.S. industries.*

Morningstar Large Growth Funds *invest in stocks of large U.S. companies that are projected to grow faster than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. Growth is defined based on fast growth (high growth rates for earnings, sales, book value, and cash flow) and high valuations (high price ratios and low dividend yields).*

J.P. Morgan Global Manufacturing PMI™ *is a composite index produced by J.P. Morgan and IHS Markit in association with the Institute of Supply Management (ISM) and the International Federation of Purchasing and Supply Management (IFPSM). It is a compilation of monthly surveys sent to purchasing managers around the world used to provide an indication of global manufacturing business conditions.*

Russell 1000 Index *includes the top 1,000 companies by market-capitalization in the United States. It is considered a bellwether index for large cap equity investing.*

S&P 500 *is a market-capitalization weighted index that includes the 500 most widely held companies chosen with respect to market size, liquidity, and industry.*

Cash flow return on invested capital (CFROIC) *assesses a firm's economic return on investment. It is calculated by taking net cash from operating activities and dividing by average total invested capital.*

Excess return calculations in figures 2, 4, 5, 6, 7, and 9 show average annualized return calculations for selected factors less the average annualized return for an equal-weighted universe of Russell 1000 stocks.

Valuation metrics in figure 4 include forward price to sales (P/S), trailing price-to-operating cash flow (P/OCF), trailing price-to-book (P/B), forward enterprise value to EBITDA (EV/EBITDA), forward price-to-earnings (P/E), trailing enterprise value to EBIT (EV/EBIT), and trailing price-to-free cash flow (P/FCF). To properly account for values below 0, the yield equivalent of these metrics is used to ensure the data is ranked appropriately. For forward looking valuation multiples, the database first looks to see if next twelve-month data is available. If next twelve-month data is unavailable, next fiscal year data is used. For trailing valuation multiples, the database first looks to see if last twelve-month data is available. If last twelve-month data is unavailable, last fiscal year data is used.

Return calculations for the Johnson Equity Income Fund, Lipper Equity Income peers, Morningstar Large Value universe, and Morningstar Large Blend universe referenced in figures 8 and 9 are all net of fees. The Low-Quality universe is generated by Factset backtesting and is not subject to fees. The S&P 500 and S&P 500 Value indices are provided for comparison purposes and are not subject to fees.